UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Altus Midstream Company

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02215L100

(CUSIP Number)

Brian W. Freed

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

(713) 296-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

John C. Clutterbuck

Courtney Cochran Butler

Hunton Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

November 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 02215L100	Page 2 of 10 Pages

1.	Names of Reporting Persons: Apache Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 10,495,168(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,495,168(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,495,168(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 13.4%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)

The aggregate number of shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Altus Midstream Company (the “Issuer”), formerly known as Kayne Anderson Acquisition Corp., that may be deemed beneficially owned by Apache Corporation, a Delaware corporation (“Apache”), is comprised of the following: (i) 7,313,028 shares of Class A Common Stock and (ii) warrants exercisable 30 days after the Closing Date (as defined in Item 3 below) for 3,182,140 shares of Class A Common Stock (the “Contribution Warrants”). This share number does not include 250,000,000 shares of Class A Common Stock issuable upon the redemption of Common Units (as defined in Item 3 below), which will be beneficially owned by Apache on March 9, 2019, 180 days following the Closing Date, unless Apache files an amendment to this Schedule 13D subsequent to March 9, 2019 stating that it no longer beneficially owns such Common Units.

(2)

Based on 78,111,445 shares of Class A Common Stock consisting of (i) 74,929,305 shares of Class A Common Stock outstanding as of the Closing Date, after giving effect to the Business Combination (as defined in Item 3 below) involving the Issuer and (ii) the Contribution Warrants exercisable for 3,182,140 shares of Class A Common Stock. This ownership percentage does not include 250,000,000 shares of Class A Common Stock issuable upon the redemption of Common Units (as defined in Item 3 below), which will be beneficially owned by Apache on March 9, 2019, 180 days following the Closing Date, unless Apache files an amendment to this Schedule 13D subsequent to March 9, 2019 stating that it no longer beneficially owns such Common Units. If the 250,000,000 shares of Class A Common Stock excluded as described in footnote (1) above were included, Apache would beneficially own 260,495,168 shares of Class A Common Stock, and the percentage of Class A Common Stock beneficially owned by Apache would be 79.4%, based on 328,111,445 shares of Class A Common Stock.

CUSIP No. 02215L100	Page 3 of 10 Pages

1.	Names of Reporting Persons: Apache Midstream LLC (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 10,495,168(2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 10,495,168(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,495,168(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 13.4%(3)
14.	Type of Reporting Person (See Instructions): OO

(1)

Apache Midstream LLC, a Delaware limited liability company (“Apache Midstream” and, together with Apache, the “Reporting Persons”), is a wholly owned subsidiary Apache, and Apache controls Apache Midstream.

(2)

The aggregate number of shares of Class A Common Stock that may be deemed beneficially owned by Apache Midstream is comprised of the following: (i) 7,313,028 shares of Class A Common Stock issued on the Closing Date and (ii) Contribution Warrants exercisable for 3,182,140 shares of Class A Common Stock. This share number does not include 250,000,000 shares of Class A Common Stock issuable upon the redemption of Common Units, which will be beneficially owned by Apache Midstream on March 9, 2019, 180 days following the Closing Date, unless Apache Midstream files an amendment to this Schedule 13D subsequent to March 9, 2019 stating that it no longer beneficially owns such Common Units.

(3)

Based on 78,111,445 Class A Common Stock shares outstanding as of the Closing Date consisting of (i) 74,929,305 shares of Class A Common Stock outstanding as of the Closing Date, after giving effect to the Business Combination involving the Issuer and (ii) the Contribution Warrants exercisable for 3,182,140 shares of Class A Common Stock. This ownership percentage does not include 250,000,000 shares of Class A Common Stock issuable upon the redemption of Common Units (as defined in Item 3 below), which will be beneficially owned by Apache Midstream on March 9, 2019, 180 days following the Closing Date, unless Apache Midstream files an amendment to this Schedule 13D subsequent to March 9, 2019 stating that it no longer beneficially owns such

CUSIP No. 02215L100	Page 4 of 10 Pages

Common Units. If the 250,000,000 shares of Class A Common Stock excluded as described in footnote (2) above were included, Apache Midstream would beneficially own 260,495,168 shares of Class A Common Stock, and the percentage of Class A Common Stock beneficially owned by Apache Midstream would be 79.4%, based on 328,111,445 shares of Class A Common Stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock. The address of the Issuer’s principal executive offices is One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.

Item 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Apache Midstream and Apache, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Apache Corporation

Apache is an independent energy company that explores for, develops, and produces natural gas, crude oil, and natural gas liquids. The principal address of Apache is One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.

Apache Midstream LLC

Apache Midstream is a wholly owned subsidiary of Apache. The principal address of Apache Midstream is One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.

(d) and (e). During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer was formed in December 2016 as a Delaware blank check company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Issuer and one or more businesses.

On November 9, 2018 (the “Closing Date”), the Issuer consummated the acquisition of (i) 100% of the equity interests in each of Alpine High Gathering LP, a Delaware limited partnership (“Alpine High Gathering”), Alpine High Pipeline LP, a Delaware limited partnership (“Alpine High Pipeline”), Alpine High Processing LP, a Delaware limited partnership (“Alpine High Processing”), Alpine High NGL Pipeline LP, a Delaware limited partnership (“Alpine High NGL”), and Alpine High Subsidiary GP LLC, a Delaware limited liability company (“Alpine High GP” and, together with Alpine High Gathering, Alpine High Pipeline, Alpine High Processing, and Alpine High NGL, the “Alpine High Entities”) and (ii) options, previously held by Apache Midstream to acquire equity interests in the following third-party pipelines: (A) an option to acquire up to a 15% equity interest (as well as pursuant to a supplemental option, an additional 1% equity interest) in the Gulf Coast Express pipeline, (B) an option to acquire up to a 15% equity interest in the EPIC Crude pipeline, (C) an option to acquire a 50% equity interest in the Salt Creek NGL pipeline, (D) an option to acquire up to a 33% equity interest in the Shin Oak pipeline, and (E) an option to acquire an approximate 33% equity interest in the Permian Highway Pipeline Project, subject to reduction in the event that other options to acquire equity in the Permian Highway Pipeline Project held by third parties are exercised, pursuant to that certain Contribution Agreement, dated as of August 8, 2018 (the “Contribution Agreement”), by and among the Issuer, Altus Midstream LP, a Delaware limited partnership (“Altus Midstream”), Apache Midstream and each of the Alpine High Entities.

Among other things, at the closing (the “Closing”) of transactions contemplated by the Contribution Agreement (the “Business Combination”),

•	the Issuer issued 7,313,028 shares of Class A Common Stock to Apache Midstream;

•	the Issuer issued 3,182,140 Contribution Warrants exercisable for shares of Class A Common Stock to Apache Midstream;

•	the Issuer issued 250,000,000 shares of Class C common stock, $0.0001 par value per share (the “Class C Common Stock”), of the Issuer to Apache Midstream; and

CUSIP No. 02215L100	Page 5 of 10 Pages

•	the Issuer caused Altus Midstream to issue 250,000,000 common units representing limited partner interests in Altus Midstream (“Common Units”).

Common Units and Class C Common Stock

At any time following 180 days after the Closing Date, Apache Midstream will have the right to cause Altus Midstream to redeem all or a portion of Apache Midstream’s Common Units in exchange for shares of the Class A Common Stock on a one-for-one basis or, at Altus Midstream’s option, an equivalent amount of cash; provided that the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such Common Units in lieu of such a redemption by Altus Midstream.

Upon the future redemption or exchange of Common Units held by Apache Midstream, a corresponding number of shares of Class C Common Stock held by Apache Midstream will be cancelled. Holders of Class C Common Stock, together with holders of Class A Common Stock, voting as a single class, will have the right to vote on all matters properly submitted to a vote of the Issuer’s stockholders, but holders of Class C Common Stock will not be entitled to any dividends or liquidating distributions from the Issuer.

Item 4.	Purpose of Transaction.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

The response to Item 3 above is incorporated herein by reference. Apache Midstream acquired (1) 7,313,028 shares of Class A Common Stock, (2) 3,182,140 Contribution Warrants, (3) 250,000,000 shares of Class C Common Stock, and (4) 250,000,000 Common Units, for investment purposes and for the purposes described below.

Pursuant to the Contribution Agreement, Apache Midstream will have the right to receive earn-out consideration of up to 37,500,000 additional shares of Class A Common Stock as follows:

Number of Shares of Class A Common Stock to be Received	Condition to be Satisfied
12,500,000 shares	if, during the calendar year 2021, the aggregate gathered gas from an area of dedication in Reeves, Pecos, Culberson and Jeff Davis Counties in Texas that is assessed a low pressure gathering fee pursuant to that certain Amended and Restated Gas Gathering Agreement, dated August 8, 2018, between Apache and Alpine High Gathering is equal to or greater than 574,380 million cubic feet

12,500,000 shares	if the per share closing price of the Class A Common Stock as reported by The NASDAQ Capital Market (“NASDAQ”) during any 30-trading-day period ending prior to the fifth anniversary of the Closing Date is equal to or greater than $14.00 for any 20 trading days within such 30-trading-day period

12,500,000 shares	if the per share closing price of the Class A Common Stock as reported by NASDAQ during any 30-trading-day period ending prior to the fifth anniversary of the Closing Date is equal to or greater than $16.00 for any 20 trading days within such 30-trading-day period

In connection with the Closing, on the Closing Date, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with Apache Midstream and Kayne Anderson Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), setting forth certain corporate governance rights of Apache Midstream and the Sponsor. Under the Stockholders Agreement, the Sponsor is entitled to nominate two directors to the Issuer’s board of directors (the “Board”) until the earlier of the time that the Sponsor and its affiliates own less than 1% of the outstanding voting common stock of the Issuer or the second anniversary of the date of the Closing Date.

CUSIP No. 02215L100	Page 6 of 10 Pages

Additionally, Apache Midstream will be entitled to nominate a certain number of directors to the Board based on its and its affiliates’ ownership of the Issuer’s outstanding voting common stock as follows:

Ownership Threshold	Number of Directors
50% or more	7
40% or more but less than 50%	6
30% or more but less than 40%	5
20% or more but less than 30%	4
10% or more but less than 20%	3
5% or more but less than 10%	2
1% or more but less than 5%	1

For so long as the Sponsor is entitled to nominate directors as provided above and Apache Midstream and its affiliates own 50% or more of the Issuer’s outstanding voting common stock, at least one of the directors nominated by Apache Midstream will be an “independent director” in accordance with applicable listing rules of NASDAQ. Further, the Issuer agreed to include at least one director nominated by Apache Midstream on each committee of the Board, unless such inclusion would violate applicable securities laws or stock exchange or stock market rules.

The Stockholders Agreement will terminate automatically upon (i) the dissolution of the Issuer, (ii) with respect to Apache Midstream, the time when Apache Midstream and its affiliates cease to own at least 1% of the Issuer’s outstanding voting common stock, and (iii) with respect to the Sponsor, upon the earlier of (A) the time when the Sponsor and its affiliates cease to own at least 1% of the Issuer’s outstanding voting common stock and (B) the second anniversary of the date of the Closing Date.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer. Subject to the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other unitholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing unitholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. 02215L100	Page 7 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

(a)

The aggregate percentage of shares of Class A Common Stock reported beneficially owned by each Reporting Person is based upon 78,111,445 Class A Common Stock shares outstanding as of the Closing Date consisting of (i) 74,929,305 shares of Class A Common Stock outstanding as of the Closing Date, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2018 and (ii) the Contribution Warrants exercisable for 3,182,140 shares of Class A Common Stock. The Reporting Persons beneficially owned the following number of shares of Class A Common Stock, representing the following percentages of the shares of Class A Common Stock outstanding:

Name of Reporting Person	Number of Shares Beneficially Owned		Percentage Ownership in the Issuer
Apache	10,495,168	(1)	13.4	%(2)
Apache Midstream	10,495,168	(1)	13.4	%(2)

(1)

The aggregate amount of shares of Class A Common Stock that may be deemed beneficially owned by each Reporting Person is comprised of the following: (i) 7,313,028 shares of Class A Common Stock issued on the Closing Date and (ii) Contribution Warrants exercisable for 3,182,140 shares of Class A Common Stock. This share number does not include 250,000,000 shares of Class A Common Stock issuable upon the redemption of Common Units, which will be beneficially owned by each Reporting Person on March 9, 2019, 180 days following the Closing Date, unless the Reporting Person files an amendment to this Schedule 13D subsequent to March 9, 2019 stating that it no longer beneficially owns such Common Units..

(2)

Based on 78,111,445 Class A Common Stock shares outstanding as of the Closing Date consisting of (i) 74,929,305 shares of Class A Common Stock outstanding as of the Closing Date, after giving effect to the Business Combination involving the Issuer and (ii) the Contribution Warrants exercisable for 3,182,140 shares of Class A Common Stock. This ownership percentage does not include 250,000,000 shares of Class A Common Stock issuable upon the redemption of Common Units, which will be beneficially owned by each Reporting Person on March 9, 2019, 180 days following the Closing Date, unless the Reporting Person files an amendment to this Schedule 13D subsequent to March 9, 2019 stating that it no longer beneficially owns such Common Units. If the 250,000,000 shares of Class A Common Stock excluded as described in footnote (1) above were included, each Reporting Person would beneficially own 260,495,168 shares of Class A Common Stock, and the percentage of Class A Common Stock beneficially owned by each Reporting Person would be 79.4%, based on 328,111,445 shares of Class A Common Stock.

(b)	As of the close of business on the Closing Date, the number of shares of Class A Common Stock as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Apache	10,495,168	0	10,495,168	0
Apache Midstream	0	10,495,168	0	10,495,168

(c)	The response to Item 3 above is incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

CUSIP No. 02215L100	Page 8 of 10 Pages

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, the Issuer entered into an amended and restated registration rights agreement (as amended and restated, the “Registration Rights Agreement”) with the Sponsor, the other holders party thereto and Apache Midstream, pursuant to which the Issuer will be required to register for resale shares of Registrable Securities (as defined in the Registration Rights Agreement.

The Issuer is required to, within 30 calendar days after consummation of the Business Combination, file a registration statement registering the resale of Registrable Securities held by the holders named therein. On November 19, 2018, the Issuer filed a Registration Statement on Form S-3 with the SEC.

The holders will also have certain “piggy-back” registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended.

Warrant Agreement

In connection with the Closing, on the Closing Date, the Issuer entered into a warrant agreement (the “Warrant Agreement”) with American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as warrant agent, that governs the terms of the Contribution Warrants issued to Apache Midstream.

The summaries of the agreements set forth in Items 3 and 4 and above in this Item do not purport to be complete and are qualified in their entirety by reference to the exhibits filed herewith and incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 02215L100	Page 9 of 10 Pages

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement, dated as of December 10, 2018, between Apache Corporation and Apache Midstream LLC.

99.2	Contribution Agreement, dated as of August 8, 2018, by and among Kayne Anderson Acquisition Corp., Altus Midstream LP, Apache Midstream LLC, Alpine High Gathering LP, Alpine High Pipeline LP, Alpine High Processing LP, Alpine High NGL Pipeline LP and Alpine High Subsidiary GP LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2018).

99.3	Stockholders Agreement, dated as of November 9, 2018, by and among Altus Midstream Company, Kayne Anderson Sponsor, LLC and Apache Midstream LLC (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

99.4	Amended and Restated Registration Rights Agreement, dated as of November 9, 2018, by and among Altus Midstream Company, Kayne Anderson Sponsor, LLC, the other holders party thereto and Apache Midstream LLC Stockholders Agreement, dated as of November 9, 2018, by and among Altus Midstream Company, Kayne Anderson Sponsor, LLC and Apache Midstream LLC (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

99.5	Warrant Agreement, dated as of November 9, 2018, by and between American Stock Transfer & Trust Company, LLC and the Issuer (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

[The remainder of this page is intentionally left blank. The signature page follows.]

CUSIP No. 02215L100	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2018

APACHE CORPORATION

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Vice President and Treasurer

APACHE MIDSTREAM LLC

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Vice President and Treasurer